UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 9)1

Inseego Corp.

(Name of Issuer)

Common Stock, par value $0.001 par value per share

(Title of Class of Securities)

45782B104

(CUSIP Number)

TIMOTHY MAGUIRE

5625 East Nauni Valley Drive

Paradise Valley, Arizona 85253

(610) 517-6058

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

February 10, 2021

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45782B104

1	NAME OF REPORTING PERSON

TIMOTHY MAGUIRE FOUNDATION
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CALIFORNIA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		6,353
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		-0-
PERSON WITH	9	SOLE DISPOSITIVE POWER

6,353
	10	SHARED DISPOSITIVE POWER

-0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,353
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

OO

2

CUSIP No. 45782B104

1	NAME OF REPORTING PERSON

THE TIMOTHY J. AND JULIA MAGUIRE 2020 FAMILY TRUST
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

UNITED STATES
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		-0-
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		-0-
PERSON WITH	9	SOLE DISPOSITIVE POWER

-0-
	10	SHARED DISPOSITIVE POWER

-0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

-0-
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

OO

3

CUSIP No. 45782B104

1	NAME OF REPORTING PERSON

THE 2020 TIMOTHY J. MAGUIRE INVESTMENT TRUST
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

UNITED STATES
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		4,818,388
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		-0-
PERSON WITH	9	SOLE DISPOSITIVE POWER

4,818,388
	10	SHARED DISPOSITIVE POWER

-0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,818,388
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.9%
14	TYPE OF REPORTING PERSON

OO

4

CUSIP No. 45782B104

1	NAME OF REPORTING PERSON

CHRISTOPHER J. MAGUIRE
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

UNITED STATES
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		-0-
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		4,818,388
PERSON WITH	9	SOLE DISPOSITIVE POWER

-0-
	10	SHARED DISPOSITIVE POWER

4,818,388
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,818,388
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.9%
14	TYPE OF REPORTING PERSON

IN

5

CUSIP No. 45782B104

1	NAME OF REPORTING PERSON

MEGAN MAGUIRE NICOLETTI
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

UNITED STATES
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		-0-
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		4,818,388
PERSON WITH	9	SOLE DISPOSITIVE POWER

-0-
	10	SHARED DISPOSITIVE POWER

4,818,388
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,818,388
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.9%
14	TYPE OF REPORTING PERSON

IN

6

CUSIP No. 45782B104

1	NAME OF REPORTING PERSON

TIMOTHY MAGUIRE
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

UNITED STATES
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		6,353
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		-0-
PERSON WITH	9	SOLE DISPOSITIVE POWER

6,353
	10	SHARED DISPOSITIVE POWER

-0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,353
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

IN

7

CUSIP No. 45782B104

The following constitutes Amendment No. 9 to the Schedule 13D filed by the undersigned (“Amendment No. 9”). This Amendment No. 9 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares beneficially owned by the Foundation were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule A to the Schedule 13D, which is incorporated by reference herein. The aggregate purchase price of the 6,353 Shares beneficially owned by the Foundation is approximately $12,263, including brokerage commissions.

The Shares beneficially owned by the 2020 Maguire Investment Trust were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule A to the Schedule 13D, which is incorporated by reference herein. The aggregate purchase price of the 4,818,388 Shares beneficially owned by the 2020 Maguire Investment Trust is approximately $9,871,913, including brokerage commissions.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

The Reporting Persons applaud the Issuer’s Board of Directors and management team for executing a successful turnaround and capitalizing on the exciting growth prospects of the Issuer’s wireless 5G and IoT offerings.  In light of these recent developments, including the significant appreciation in the Issuer’s stock price since the filing of the Reporting Persons’ initial Schedule 13D on January 23, 2015, sales of the Issuer’s shares reported herein were undertaken to effectuate a rebalancing of the Reporting Persons’ portfolio.  The Reporting Persons intend to maintain a significant holding in the Issuer and continue to have the utmost confidence in the Issuer’s ability to deliver substantial shareholder value under the leadership of Chairman and CEO Dan Mondor.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated to read as follows:

(a)                The aggregate percentage of Shares reported owned by each person named herein is based upon 98,880,267 Shares outstanding, as of November 3, 2020, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 6, 2020.

As of the close of business on February 12, 2021, the Foundation beneficially owned 6,353 Shares, constituting less than 1% of the outstanding Shares. Mr. Timothy Maguire, as the president of the Foundation, may be deemed to beneficially own the Shares beneficially owned by the Foundation.

As of the close of business on February 12, 2021, the 2020 Maguire Investment Trust beneficially owned 4,818,388 Shares, constituting approximately 4.9% of the outstanding Shares. Mr. Christopher Maguire and Ms. Nicoletti, as members of the Investment Committee of the 2020 Maguire Investment Trust, may be deemed to beneficially own the Shares beneficially owned by the 2020 Maguire Investment Trust.

8

CUSIP No. 45782B104

Each Reporting Person disclaims beneficial ownership with respect to any Shares other than the Shares owned directly by such Reporting Person.

(b)               The Foundation and Mr. Timothy Maguire have the sole power to vote or direct the vote of and to dispose or direct the disposition of the Shares reported owned by the Foundation.

Mr. Christopher Maguire and Ms. Nicoletti have the shared power to vote or direct the vote of and to dispose or direct the disposition of the Shares reported owned by the 2020 Maguire Investment Trust.

(c)                The transactions in the Shares by the Maguire 2020 Family Trust and the 2020 Maguire Investment Trust during the past sixty days are set forth in Schedule A and incorporated herein by reference. Such transactions were in the open market unless otherwise indicated.

(d)               No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)                As of February 10, 2021, the Reporting Persons ceased to beneficially own more than 5% of the outstanding Shares of the Issuer.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

The Maguire 2020 Family Trust sold (i) 733 American-style call options with an exercise price of $12.50 per Share that expired on December 18, 2020 and (ii) 2,500 American-style call options with an exercise price of $12.50 per Share that expired on January 15, 2021.

The 2020 Maguire Investment Trust sold (i) 2,020 American-style call options with an exercise price of $25.00 per Share that expire on March 19, 2021, (ii) 4,000 American-style call options with an exercise price of $20.00 per Share that expire on March 19, 2021, (iii) 8,632 American-style call options with an exercise price of $17.50 per Share that expire on March 19, 2021, (iv) 6,581 American-style call options with an exercise price of $30.00 per Share that expire on June 18, 2021, (v) 7,386 American-style call options with an exercise price of $35.00 per Share that expire on January 20, 2023, and (vi) 2,000 American-style call options with an exercise price of $30.00 per Share that expire on January 21, 2022.

9

CUSIP No. 45782B104

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 12, 2021

/s/ Timothy Maguire
TIMOTHY MAGUIRE
Individually and as attorney-in-fact for Christopher J. Maguire and Megan Maguire Nicoletti

MAGUIRE ASSET MANAGEMENT, LLC

By:	/s/ Timothy Maguire
	Name:	Timothy Maguire
	Title:	Managing Member

MAGUIRE FINANCIAL, LP

By:	Maguire Asset Management, LLC, its general partner

By:	/s/ Timothy Maguire
	Name:	Timothy Maguire
	Title:	Managing Member

TIMOTHY MAGUIRE FOUNDATION

By:	/s/ Timothy Maguire
	Name:	Timothy Maguire
	Title:	President

THE TIMOTHY J. AND JULIA MAGUIRE 2020 FAMILY TRUST

By:	/s/ Timothy Maguire
	Name:	Timothy Maguire
	Title:	Trustee

THE 2020 TIMOTHY J. MAGUIRE INVESTMENT TRUST

By:	/s/ Timothy Maguire
As attorney-in-fact for Christopher J. Maguire, member of the Investment Committee

10

CUSIP No. 45782B104

SCHEDULE A

Transactions in the Securities of the Issuer During the Past Sixty Days

Nature of the Transaction	Amount of Securities Sold	Price Per Share / Premium per Option($)	Date of Sale

THE TIMOTHY J. AND JULIA MAGUIRE 2020 FAMILY TRUST

Sale of Call Option ($12.50 Strike Price)	733(1)	2.0324	12/17/2020
Sale of Call Option ($12.50 Strike Price)	2,500(2)	2.2832	12/17/2020
Sale of Common Stock	41,790	14.5310	12/17/2020
Sale of Common Stock	73,300(3)	12.5000	12/18/2020
Sale of Common Stock	200(3)	12.5000	12/22/2020
Sale of Common Stock	200(3)	12.5000	01/08/2021
Sale of Common Stock	100(3)	12.5000	01/12/2021
Sale of Common Stock	17,500(3)	12.5000	01/13/2021
Sale of Common Stock	8,300(3)	12.5000	01/14/2021
Sale of Common Stock	108,610(3)	12.5000	01/15/2021
Sale of Common Stock	115,090(3)	12.5000	01/15/2021
Sale of Common Stock	48,747	19.5211	02/04/2021
Sale of Common Stock	86,163	19.7262	02/05/2021

THE 2020 TIMOTHY J. MAGUIRE INVESTMENT TRUST

Sale of Call Option ($25.00 Strike Price)	20(4)	0.7000	12/11/2020
Sale of Call Option ($20.00 Strike Price)	2,000(4)	1.2000	12/16/2020
Sale of Call Option ($17.50 Strike Price)	38(4)	1.8000	12/17/2020
Sale of Call Option ($25.00 Strike Price)	2,000(4)	0.5491	12/18/2020
Sale of Call Option ($17.50 Strike Price)	2,000(4)	1.3502	01/05/2021
Sale of Call Option ($17.50 Strike Price)	278(4)	1.1500	01/06/2021
Sale of Call Option ($17.50 Strike Price)	2,000(4)	1.2500	01/08/2021
Sale of Call Option ($30.00 Strike Price)	2,000(5)	0.9001	01/19/2021
Sale of Call Option ($30.00 Strike Price)	2,000(5)	1.0003	01/19/2021
Sale of Call Option ($30.00 Strike Price)	2,581(5)	1.4450	01/20/2021
Sale of Call Option ($35.00 Strike Price)	2,000(6)	5.4279	01/22/2021
Sale of Call Option ($30.00 Strike Price)	2,000(7)	4.8942	01/25/2021
Sale of Call Option ($20.00 Strike Price)	2,000(4)	3.9938	01/25/2021
Sale of Call Option ($35.00 Strike Price)	4,316(6)	5.8226	01/25/2021
Sale of Call Option ($17.50 Strike Price)	4,316(4)	4.8168	01/25/2021
Sale of Call Option ($35.00 Strike Price)	1,070(6)	5.4000	02/04/2021
Sale of Common Stock	33,747	19.7262	02/05/2021
Sale of Common Stock	64,037	12.8905	02/08/2021
Sale of Common Stock	248,958	20.3395	02/10/2021
Sale of Common Stock	11,860	19.5799	02/11/2021

(1) Represents the short sale of American-style call options that expired on December 18, 2020.

(2) Represents the short sale of American-style call options that expired on January 15, 2021.

(3) Represents the sale of Shares acquired following the assignment of in the money call options.

(4) Represents the short sale of American-style call options that expire on March 19, 2021.

(5) Represents the short sale of American-style call options that expire on June 18, 2021.

(6) Represents the short sale of American-style call options that expire on January 20, 2023.

(7) Represents the short sale of American-style call options that expire on January 21, 2022.